                                                                      EXHIBIT 13

                      [ELECTRONICS FOR IMAGING LETTERHEAD]


March 13, 2003


Printcafe Software, Inc.
Forty 24th Street
Pittsburgh, Pennsylvania  15222

Ladies and Gentlemen:

      We refer to the letter agreement, dated February 13, 2003, by and between you and us (the "Credit Letter"). You have advised of another potential basis for the declaration of an event of default under the Existing Credit Facility (as such term is defined in the Credit Letter). If the maturity date of the Existing Credit Facility is accelerated based upon the facts we discussed today, EFI will extend you credit on the terms and conditions set forth in the Credit Letter with a maturity date of January 2, 2004.

      All of the remaining terms of the Credit Letter otherwise remain in full force and effect and remain unmodified.

Very truly yours,

ELECTRONICS FOR IMAGING, INC.


/s/ Joseph Cutts
Joseph Cutts
Chief Financial Officer